SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                             FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.
                                Commission File Number    0-20310


                     Superior Energy Services, Inc.
      (Exact name of registrant as specified in its charter)


   1503 Engineers Road, Belle Chasse, Louisiana 70037 (504) 393-7774 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           Class A Warrants
       (Title of each class of securities covered by this Form)

  Common Stock, $.001 par value per share, and Class B Warrants
(Titles of all other classes  of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [ X ]     Rule 12h-3(b)(1)(ii)    [    ]
Rule 12g-4(a)(1)(ii)[   ]     Rule 12h-3(b)(2)(i)     [    ]
Rule 12g-4(a)(2)(i) [   ]     Rule 12h-3(b)(2)(ii)    [    ]
Rule 12g-4(a)(2)(ii)[   ]     Rule 15d-6              [    ]
Rule 12h-3(b)(1)(i) [   ]

Approximate number of holders of record as of the certification or notice date:

       None - the Class A Warrants expired on July 6, 1997


     Pursuant to the requirements of the Securities Exchange Act of 1934, Superior Energy Services, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                              SUPERIOR ENERGY SERVICES, INC.

DATE: July 8, 1997         BY: /s/ Robert S. Taylor
                              ------------------------------------
                                      Robert S. Taylor
                                  Chief Financial Officer
                                and duly authorized officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.
The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.